[redacted]

UN
SECURITIES AN
Washi

14049278

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48909

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH DC
198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bedminster Financial Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4920 York Road, Suite 2DD1, P.O. Box 295
(No. and Street)

Holicong (City) PA (State) 18928-0295 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Van Pelt 215-794-9016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James, G.
(Name – *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C (Address) Holland (City) PA (State) 18966 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/31/14

OATH OR AFFIRMATION

I, Robert Van Pelt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bedminster Financial Group, Ltd., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Victoria L. Child-Notary Public
BUCKINGHAM TWP., BUCKS COUNTY
MY COMMISSION EXPIRES NOV. 24, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure Required by Rule SEC 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEDMINSTER FINANCIAL GROUP, LTD.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

Page

Independent Auditor's Report..1-2

Financial statements

Statement of Financial Condition...3

Statement of Operations..4

Statement of Changes in Stockholders' Equity..............................5

Statement of Cash Flows..6

Notes to Financial Statements..7-10

Additional Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission – Schedule I..................11-12

Exemptive Provisions Under SEC Rule 15c3-3 – Schedule II...........13

Independent Auditor's Report on Internal Control Under SEC Rule 17a-5(g)(1) 14-15

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)................16-17

Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7).. 18

BEDMINSTER FINANCIAL GROUP LTD.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2013 WITH
REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

BEDMINSTER FINANCIAL GROUP LTD.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2013 WITH
REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR

JAMES G. PIROLLI

CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Bedminster Financial Group, Ltd.
Holicong, Pennsylvania

Report on the Financial Statements

I have audited the accompanying financial statements of Bedminster Financial Group, Ltd. (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

INDEPENDENT AUDITOR'S REPORT (CONTINUED)

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedminster Financial Group, Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

February 26, 2014

BEDMINSTER FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	66,846
Deposit held by clearing broker		25,000
Accounts receivables		
Broker- dealers		177,583
Others		150,060
Prepaid expense		13,722
Security deposit		508
Property and equipment, less accumulated depreciation of $109,093		24,612
Deferred tax asset		10,000
Other asset		376
	$	468,707

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	211,599
Due to clearing broker		1,404
Total liabilities		213,003
Stockholders' Equity		
Common stock, $.001 par value, 100,000 shares authorized, 100 shares issued, 90 shares outstanding		-
Additional paid in capital		1,105,687
Accumulated deficit		(839,983)
Treasury stock, 10 shares at cost		(10,000)
Total stockholders' equity		255,704
	$	468,707

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE	
Commission and trading income	$ 2,795,157
Interest income	1,196
Insurance and annuity income	129,435
Other income	140,947
Total revenue	3,066,735
EXPENSES	
Trading expenses	35,365
Officer's salary	102,337
Salaries	55,811
Payroll tax expense	11,787
Employee benefits	15,697
Sales and travel expense	19,301
Regulatory fees and expenses	85,216
Rent	21,375
Licenses, dues and miscellaneous taxes	2,523
Office and postage	74,668
Telephone and telecommunications	22,985
Utilities	8,088
Insurance	1,520
Professional services	94,714
Outside services	10,253
Commission expense	2,363,378
Depreciation expense	1,477
Education and training	17,668
Business gifts	1,802
Business meals and entertainment	15,771
Interest expense	655
Total expenses	2,962,391
Net Income Before Provision for Income Tax Expense	104,344
Provision For Income Tax Expense	(17,119)
Net Income	$ 87,225

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Treasury Stock	Total Stockholder's Equity
Balances, January 1, 2013	$ -	$ 1,053,687	$ (906,208)	$ (10,000)	$ 137,479
Capital contribution	-	52,000	-	-	52,000
Shareholders' dividends	-	-	(21,000)	-	(21,000)
Net profit for the year ended December 31, 2013	-	-	87,225	-	87,225
Balances, December 31, 2013	$ -	$ 1,105,687	$ (839,983)	$ (10,000)	$ 255,704

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net gain	$ 87,225
Adjustments to reconcile net income	
to cash provided by operating activities:	
Depreciation	1,477
(Increase) decrease in	
Accounts receivable	(285,848)
Prepaid expenses	(158)
Deferred tax asset	16,000
Increase (decrease) in	
Accounts payable and accrued expenses	181,611
Income tax payable	(1,200)
Due to clearing broker	1,147
Cash provided by operating activities	254
CASH FLOWS FROM INVESTING ACTIVITIES	
Additional paid in capital by stockholder	52,000
Cash provided by investing activities	52,000
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholders	(21,000)
Cash used by financing activities	(21,000)
Increase in cash	31,254
Cash at beginning of year	35,592
Cash at end of year	$ 66,846
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest payments	$ 655
Income tax payments	$ 2,379

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Bedminster Financial Group, Ltd. is an introducing broker-dealer, clearing accounts on a fully disclosed basis through Pershing, a Subsidiary of the Bank of New York Mellon Corporation. The Firm operates under (k)(2)(ii) Exemption to Securities and Exchange Commission Rule 15c3-3 and does not carry or clear customer accounts. The Company is also involved in financial planning for individuals and small corporations and in providing investment banking services.

Revenue Recognition
Customers' securities transactions and related expenses are recorded on a settlement date basis. Commissions, private placement fees, and related clearing expenses are recorded on the trade date basis as security transactions occur. Consulting fees are recognized when earned per agreement terms.

Cash and Cash Equivalents
For purpose of the statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Deposit at Clearing Broker
A minimum required deposit of $25,000 is to be maintained with the Company's clearing broker in accordance with the clearing agreement. This deposit is considered as cash and equivalents for the statement of cash flows.

Property and Equipment
Depreciation of property and equipment is computed using both straight-line and accelerated methods with estimated useful lives of five to seven years. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes
Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they related. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) PROPERTY AND EQUIPMENT

Property and equipment, at cost, less accumulated depreciation and amortization, consists of the following:

Furniture and fixtures	$ 60,697
Equipment	41,593
Leasehold improvements	31,415
Subtotal	133,705
Less accumulated depreciation and amortization	(109,093)
Total	$ 24,612

Depreciation expense in 2013 was $1,476.

(3) RELATED PARTY TRANSACTIONS

The company paid fees for services to a company wholly owned by the majority shareholder and president of Bedminster Financial Group, Ltd. in 2013 in the amount of $5,000. In addition, rent of $12,000 was paid to the majority shareholder for the use of an office in his home as a second office.

(4) CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

(5) INCOME TAXES

The income tax provision is comprised of the following for the year ended December 31, 2013:

Federal income tax expense resulting from reduction of deferred tax asset		
Increase in valuation of tax benefit of loss carryovers	$(9000)	
Increase in deferred tax liabilities for temporary differences due to timing differences	25,000	$16,000
State income tax expense		1,119
Provision for income tax expense		$17,119

The company has remaining $272,751 of available net operating loss carryforwards which may be used to reduce Federal taxable income expiring as follows:

2017	56,276
2018	156,343
2019	13,802
2021	16,360
2022	8,462
2025	3,638
2032	15,243
2033	2,627
Total	$ 272,751

The Company's total deferred tax asset and valuation allowance at December 31, 2013 are as follows:

Deferred tax asset related to net operating loss carryovers	$ 41,000
Deferred tax liability due to timing differences	(31,000)
Net deferred tax asset	$10,000

It is expected that the remaining net operating losses will be utilized.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no uncertain tax positions as of December 31, 2013.

The Company's corporation income tax returns for the years ended December 31, 2010, 2011, 2012 and 2013 are subject to examination by the Internal Revenue Service.

(6) COMMITMENT

The Company entered into a lease agreement in January 1, 2012 for office space in Holicong, Pennsylvania. The term of the lease is from January 1, 2012 through December 31, 2016 with a monthly rental of $1,000 plus utilities.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to compute the net capital using the regular method of Rule 15c3-1. Also, the rules of the SEC which provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 must be followed. At December 31, 2013, the Company had net capital of $44,386 which was $30,186 in excess of its required net capital of $14,200.

(8) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(9) SUBSEQUENT EVENTS

Events subsequent to December 31, 2013 of the Company have been evaluated through February 26, 2014, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2013.

BEDMINSTER FINANCIAL GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL

Total stockholders' equity qualified for net capital		$ 255,704
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$162,099	
Prepaid expenses	13,722	
Furniture and equipment less accumulated depreciation	24,612	
Security deposit	508	
Other asset	376	
Deferred tax asset	10,000	
Total nonallowable assets		(211,317)
Net capital		$ 44,386

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 211,599
Due to clearing broker	1,404
Total aggregate indebtedness	$ 213,003

BEDMINSTER FINANCIAL GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $5,000 if greater	$ 14,200
Excess net capital (Net Capital less the Minimum)	$ 30,186
Excess net capital (Greater of 10% of Net capital or 120% of Aggregate Indebtedness)	$ 23,086
Ratio: aggregate indebtedness to net capital	479.89%

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form x-17A-5 as of December 31, 2013)

Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 44,386

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2013.

BEDMINSTER FINANCIAL GROUP, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

Bedminster Financial Group, Ltd. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is Pershing, a subsidiary of the Bank of New York Mellon Corporation.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

Bedminster Financial Group, Ltd. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors and Stockholders
of Bedminster Financial Group, Ltd.
Holicong, Pennsylvania

In planning and performing my audit of the financial statements of Bedminster Financial Group, Ltd. as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, I considered Bedminster Financial Group, Ltd.'s internal control over financial reporting (internal control) as a basis for designing my audit procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Bedminster Financial Group, Ltd.'s internal control. Accordingly, I do not express an opinion on the effectiveness of Bedminster Financial Group, Ltd.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Bedminster Financial Group, Ltd. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Bedminster Financial Group, Ltd, does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Bedminster Financial Group, Ltd. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1) (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Bedminster Financial Group, Ltd.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FIINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 26, 2014

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
of Bedminster Financial Group, Ltd.
Holicong, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Bedminster Financial Group, Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bedminster Financial Group, Ltd.'s compliance with the applicable instructions of Form SIPC-7. Bedminster Financial Group, Ltd.'s management is responsible for Bedminster Financial Group, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries recorded in the general ledger noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7) (CONTINUED)

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2014

BEDMINSTER FINANCIAL GROUP, LTD.
SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC - 7)
FOR THE YEAR ENDED DECEMBER 31, 2013

Total revenue for the period of January 1 to December 31, 2013	$ 3,066,735
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products.	(192,182)
Commissions paid to other SIPC members in connection with securities transactions.	(92,024)
Other revenue not related directly or indirectly to the securities business.	(210,028)
SIPC Net Operating Revenues	$ 2,572,501
General Assessment @ .0025	$ 6,431
Payment made with 2013 Form SIPC-6	(3,149)
Balance paid with SIPC-7	$ 3,282

See independent accountant's report.